Filed by Amcor plc
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Berry Global Group, Inc.
Commission File No.: 333-284248

Explanatory Note: The following e-mail messages were sent to Amcor plc employees by Amcor plc’s CEO Peter Konieczny on March 5, 2025, regarding the executive selection process.

SUBJECT///	Amcor-Berry combination: Update on org design and talent selection
TO///	Amcor Leadership Group (~top 100)
DISTRIBUTION///	March 5, 2025

Today I would like to share an important update about our progress in planning for our future as a combined organization with Berry Global. In addition to getting closer to completing the transaction, we have made important decisions about the structure and talent in the new Amcor. Our goal is to create the strongest leadership team in the industry, combining the best of both Amcor and Berry Global.

I am pleased to announce today that Susana Suarez Gonzalez, currently Amcor’s Chief Human Resources Officer, will maintain her role once the transaction closes and we are one combined organization. Since joining us in 2022, Susana has been a tireless champion for investing in talent and creating a safe and engaging environment where we can all unpack our potential. I am confident she will continue to be a great asset for our team!

Once the transaction closes, the future Amcor will be structured around two large businesses: Global Flexibles, and Global Closures & Containers. Our talent selection process will focus next on identifying the leaders for each of those two businesses and on the CFO. Following that, we will be addressing our global corporate functions reporting to me. Those leaders will in turn participate in confirming their respective organization designs and selecting their teams.

Throughout this process we will apply a best-of-the-best approach whenever there are two or more qualified candidates from Amcor or Berry for a particular role. If there is one particularly stronger candidate for a role, we will make an appointment rather than interviewing for the sake of the process.

This way we will be able to move forward at pace while ensuring we thoroughly assess candidates. Our aim is to have identified by Day 1 all of my direct reports and the key business leaders reporting to them.

We will continue to keep you informed and I look forward to connecting with many of you as we build our one, joint team. One of the most compelling reasons for combining Amcor and Berry Global is to bring together the amazing talent in each organization. There is no doubt in my mind that talent makes the difference!

I also would like to thank you for your continued leadership. As you know, Amcor and Berry remain two separate, independent organizations until closing. These times of challenge and change help us shine our true colors, and I know how hard everyone is working to keep our business strong. Please extend my thanks to your teams and keep up the good work!

Peter Konieczny

Chief Executive Officer

Please read an important notice regarding this message.

SUBJECT///	Amcor-Berry combination: Update on org design and talent selection
TO///	All Amcor colleagues
DISTRIBUTION///	March 5, 2025

Today I would to like share an important update about our progress in planning for our future as a combined organization with Berry Global. In addition to getting closer to completing the transaction, we have made important decisions about the structure and talent in the new Amcor. Our goal is to create the strongest leadership team in the industry, combining the best of both Amcor and Berry Global.

I am pleased to announce that Susana Suarez Gonzalez, currently Amcor’s Chief Human Resources Officer, will maintain her role in the future once the transaction closes and we are one combined company. Since joining us in 2022, Susana has been a tireless champion for investing in talent and creating a safe and engaging environment where we can all unpack our potential. I am confident she will continue to be a great asset for our team!

Once the transaction closes, the future Amcor will be structured around two large businesses: Global Flexibles, and Global Closures & Containers. Our talent selection process will focus next on identifying the leaders for each of those two businesses and on the Chief Financial Officer. Following that, we will be addressing our global corporate functions reporting to me. Those leaders will in turn participate in confirming their respective organization designs and selecting their teams. Our aim is to have identified by Day 1 all of my direct reports and the key business leaders reporting to them.

Amcor and Berry Global remain two separate, independent organizations until closing, and we will continue to keep you informed as our planning advances. These are exciting times, as we get closer by the day to the prospect of building a truly special company that can be a leader in the industry.

It is therefore even more important than usual to remain focused on our daily commitments – staying safe, taking care of customers and performing. A big thank you to all for your passion and dedication!

Peter Konieczny

Chief Executive Officer

Please read an important notice regarding this message.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain statements that are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified with words like “believe,” “expect,” “target,” “project,” “may,” “could,” “would,” “approximately,” “possible,” “will,” “should,” “intend,” “plan,” “anticipate,” "commit," “estimate,” “potential,” "ambitions," “outlook,” or “continue,” the negative of these words, other terms of similar meaning, or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed Transaction (as defined herein), the impact of the proposed Transaction on Amcor's business and future financial and operating results and prospects, and the amount and timing of synergies from the proposed Transaction, are based on the current estimates, assumptions, projections and expectations of the management of Amcor and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties many of which are beyond Amcor's control. Neither Amcor nor any of its respective directors, executive officers, or advisors, provide any representation, assurance, or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor's business, the proposed Transaction and the ability to successfully complete the proposed Transaction and realize its expected benefits. Risks and uncertainties that could cause actual results to differ from expectations include, but are not limited to: occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger ("Merger Agreement") in connection with the proposed merger (the "Transaction") of Amcor and Berry Global Group, Inc. ("Berry"); risk that the conditions to the completion of the proposed Transaction with Berry (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; risks arising from the integration of the Amcor and Berry businesses; risk that the anticipated benefits of the proposed Transaction may not be realized when expected or at all; risk of unexpected costs or expenses resulting from the proposed Transaction; risk of litigation related to the proposed Transaction; risks related to the disruption of management's time from ongoing business operations as a result of the proposed Transaction; risk that the proposed Transaction may have an adverse effect on our ability to retain key personnel and customers; general economic, market and social developments and conditions; evolving legal, regulatory and tax regimes under which we operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed Transaction that could affect our financial performance; changes in consumer demand patterns and customer requirements in numerous industries; the loss of key customers, a reduction in their production requirements, or consolidation among key customers; significant competition in the industries and regions in which we operate; an inability to expand our current business effectively through either organic growth, including product innovation, investments, or acquisitions; challenging global economic conditions; impacts of operating internationally; price fluctuations or shortages in the availability of raw materials, energy, and other inputs which could adversely affect our business; production, supply, and other commercial risks, including counterparty credit risks, which may be exacerbated in times of economic volatility; pandemics, epidemics, or other disease outbreaks; an inability to attract and retain our global executive team and our skilled workforce and manage key transitions; labor disputes and an inability to renew collective bargaining agreements at acceptable terms; physical impacts of climate change; cybersecurity risks, which could disrupt our operations or risk of loss of our sensitive business information; failures or disruptions in our information technology systems which could disrupt our operations, compromise customer, employee, supplier, and other data; a significant increase in our indebtedness or a downgrade in our credit rating could reduce our operating flexibility and increase our borrowing costs and negatively affect our financial condition and results of operations; rising interest rates that increase our borrowing costs on our variable rate indebtedness and could have other negative impacts; foreign exchange rate risk; a significant write-down of goodwill and/or other intangible assets; a failure to maintain an effective system of internal control over financial reporting; an inability of our insurance policies, including our use of a captive insurance company, to provide adequate protection against all of the risks we face; an inability to defend our intellectual property rights or intellectual property infringement claims against us; litigation, including product liability claims or litigation related to Environmental, Social, and Governance ("ESG"), matters or regulatory developments; increasing scrutiny and changing expectations from investors, customers, suppliers, and governments with respect to our ESG practices and commitments resulting in additional costs or exposure to additional risks; changing ESG government regulations including climate-related rules; changing environmental, health, and safety laws; changes in tax laws or changes in our geographic mix of earnings; and other risks and uncertainties are supplemented by those identified from time to time in our filings with the Securities and Exchange Commission (the “SEC”), including without limitation, those described under Part I, "Item 1A - Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and as updated by our quarterly reports on Form 10-Q. You can obtain copies of Amcor’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and Amcor does not undertake any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

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